Exhibit 99.25

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2023 and 2022

(expressed in Canadian dollars)

Valour Inc.

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada (CPA Canada) for a review of interim financial statements by an entity’s auditor.

Valour Inc.

Valour Inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

	Note	March 31, 2023 $	December 31, 2022 $
Assets
Current
Cash and cash equivalents	16	4,402,692	4,906,165
Amounts receivable	4,16	91,099	67,102
Public investments, at fair value through profit and loss	3,16	3,518	17,227
Prepaid expenses	5	389,979	564,742
Digital assets	6	114,424,324	106,582,076
Digital assets loaned	6	56,718,460	-
Digital assets staked	6	19,567,096	-
Total current assets		195,597,168	112,137,312
Private investments, at fair value through profit and loss	3,16,19	43,859,941	43,505,269
Digital assets	6	87,232	53,358
Equipment		17,389	20,623
Right of use assets		-	1,917,174
Intangible assets	7	5,071,613	5,581,188
Goodwill		46,712,027	46,712,027
Total assets		291,345,370	209,926,951
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8,16,19	7,263,149	5,822,379
Loans payable	9,16	57,102,191	52,821,600
ETP holders payable	10,16	190,895,482	105,740,627
Total current liabilities		255,260,822	164,384,606
Non-current liabilities
Lease liabilities		-	1,709,911
Total liabilities		255,260,822	166,094,517
Shareholders’ equity
Common shares	14(b)(c)	166,258,901	166,151,401
Preferred shares		4,321,350	4,321,350
Share-based payments reserves	15	26,851,949	27,909,984
Accumulated other comprehensive income		(2,962,329)	(2,996,218)
Deficit		(158,385,324)	(151,554,084)
Total equity		36,084,548	43,832,434
Total liabilities and equity		291,345,370	209,926,951
Nature of operations and going concern	1
Commitments and contingencies	20

Approved on behalf of the Board of Directors:

“Tito Gandhi”	“William Steers”
Director	Director

See accompanying notes to these condensed consolidated interim financial statements

Valour Inc.

Condensed Consolidated Interim Statements of Operations and Comprehensive (Loss)

(Expressed in Canadian dollars)

		Three months ended March 31,
	Note	2023 $	2022 $
Revenues
Realized and net change in unrealized gains and (losses) on digital assets	11	70,773,827	(47,583,728)
Realized and net change in unrealized gains and (losses) on ETP payables	12	(75,513,491)	46,956,673
Realized and unrealized (loss) on derivative assets		-	(587,015)
Staking and lending income		571,813	2,185,375
Management fees		215,677	571,071
Node revenue		5,821	287,548
Realized (loss) on investments, net	3	(587)	(12,077)
Unrealized gain (loss) on investments, net	3	357,353	(24,985)
Interest income		829	28,146
Total revenues		(3,588,758)	1,821,008
Expenses
Operating, general and administration	13,19	2,116,469	3,670,469
Share based payments	15	941,286	8,724,908
Depreciation - property, plant and equipment		3,236	3,236
Depreciation - right of use assets		34,034	5,524
Amortization - intangibles	7	509,575	589,289
Finance costs		1,286,466	898,358
Transaction costs		232,775	436,849
Foreign exchange loss (gain)		10,461	(188,917)
Total expenses		5,134,302	14,139,716
Net (loss) for the year		(8,723,060)	(12,318,708)
Other comprehensive loss Foreign currency translation gain (loss)		33,889	(233,307)
Net (loss) and comprehensive (loss) for the year		(8,689,171)	(12,552,015)
(Loss) per share
Basic		(0.04)	(0.06)
Diluted		(0.04)	(0.06)
Weighted average number of shares outstanding:
Basic		219,010,501	210,016,792
Diluted		219,010,501	210,016,792

See accompanying notes to these condensed consolidated interim financial statements

Valour Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

		Three months ended March 31,
	Note	2023 $	2022 $
Cash (used in) provided by operations:
Net (loss) income for the period		$(8,723,060)	$(12,318,708)
Adjustments to reconcile net (loss) income to cash (used in)
operating activities:
Share-based payments	15	941,286	8,724,908
Debt for shares			296,160
Interest expense	9	3,590	-
Interest income		(829)	(28,146)
Depreciation - Property, plant & equipment		3,236	3,236
Depreciation - right of use assets		34,034	-
Amortization - Intangible asset	7	509,575	589,289
Realized loss on investments, net		587	12,077
Unrealized loss (gain) on investments, net		(357,353)	24,985
Realized and net change in unrealized (gains) and loss on digital assets	11	(70,773,827)	47,583,728
Realized and net change in unrealized (gains) and loss on ETP	12	75,513,491	(46,956,673)
Realized and unrealized (loss) on derivative asset		-	587,015
Staking and lending income		(571,813)	(2,185,375)
Node revenue		(5,821)	(287,548)
Management fees		(215,677)	(571,067)
Unrealized loss (gain) on foreign exchange		1,136,940	(6,524,376)
		(2,505,641)	(11,050,495)
Adjustment for:
Purchase of digital assets		(90,978,084)	(110,772,976)
Disposal of digital assets		77,173,457	92,424,637
Purchase of investments		-	(34,649,658)
Disposal of investments		12,496	28,248
Change in amounts receivable		(24,048)	(12,394)
Change in prepaid expenses and deposits		174,420	(908,318)
Change in accounts payable and accrued liabilities		1,648,546	(717,380)
Net cash (used in) operating activities		(14,498,854)	(65,658,336)
Financing activities
Proceeds from ETP holders		49,015,215	127,194,184
Payments to ETP holders		(39,335,963)	(100,668,088)
Loan Payable		4,319,901	46,235,200
Proceeds from exercise of options	14(b)	-	45,000
Shares repurchased pursuant to NCIB		-	(7,891,679)
Net cash provided by financing activities		13,999,153	64,914,616
Effect of exchange rate changes on cash and cash equivalents		(3,772)	(128,176)
Change in cash and cash equivalents		(503,473)	(871,896)
Cash, beginning of period		4,906,165	9,161,034
Cash and cash equivalents, end of period		$4,402,692	$8,289,138

See accompanying notes to these condensed consolidated interim financial statements

Valour Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in Canadian dollars)

					Share-based payments					Accumulated
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Treasury shares	Warrants	Share-based Payments Reserve	other comprehensive income	Deficit	Total

Balance, December 31, 2022	219,010,501	$166,151,401	4,500,000	$4,321,350	$20,317,312	$6,977,106	$27,453	$588,113	$27,909,984	(2,996,218)	(151,554,084)	43,832,433
Warrants expired	-	-	-	-	-	-	-	(423,261)	(423,261)	-	423,261	-
Options cancelled	-	-	-	-	(1,468,560)	-	-	-	(1,468,560)	-	1,468,560	-
DSU exercised	500,000	107,500	-	-	-	(107,500)	-	-	(107,500)	-	-	-
Share-based payments	-	-	-	-	189,449	751,837	-	-	941,286	-	-	941,286
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	-	-	33,889	(8,723,060)	(8,689,171)
Balance, March 31, 2023	219,510,501	$166,258,901	4,500,000	$4,321,350	$19,038,201	$7,621,443	$27,453	$164,852	$26,851,949	$(2,962,329)	$(158,385,324)	$36,084,547
Balance, December 31, 2021	211,102,552	$163,265,466	4,500,000	$4,321,350	$18,232,675	$7,051,948	$27,453	$585,986	25,898,062	$241,064.00	$(101,944,546)	$91,781,396
Shares issued for debt settlement	138,767	296,160	-	-	-	-	-	-	-	-	-	296,160
NCIB	4,155,900	(3,248,905)	-	-	-	-	-	-	-	-	(4,642,780)	(7,891,685)
Option exercised	500,000	45,000	-	-	-	-	-	-	-	-	-	45,000
Value of options exercised	-	39,600	-	-	(39,600)	-	-	-	(39,600)	-	-	-
Options cancelled	500,000	775,000	-	-	-	(775,000)	-	-	(775,000)	-	-	-
DSU exercised	-	1,125,000	-	-	-	(1,125,000)	-	-	(1,125,000)	-	-	-
Share-based payments	-	-	-	-	3,642,276	5,082,633	-	-	8,724,908	-	-	8,724,908
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	-	-	(233,307)	(12,318,708)	(12,552,015)
Balance, March 31, 2022	208,085,419	$162,297,321	4,500,000	$4,321,350	$21,835,351	$10,234,581	$27,453	$585,986	$32,683,370	$7,757	$(118,906,034)	$80,403,764

See accompanying notes to these condensed consolidated interim financial statements

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

Valour Inc. (the “Company” or “Valour”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. On January 21, 2021, the Company up listed its shares to NEO Exchange (“NEO”) under the symbol of “DEFI”. Valour is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2.

These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at March 31, 2023, the Company has working capital (deficiency) of ($59,663,654) (December 31, 2022 - $(52,247,294), including cash of $4,402,692 (December 31, 2022 - $4,906,165) and for the three months ended March 31, 2023 had a net loss and comprehensive loss of $8,689,171 (for the three months ended March 31, 2022 – $12,552,015). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments, digital assets and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

These condensed consolidated interim financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

2.	Significant accounting policies

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2022 and 2021, which was prepared in accordance with IFRS as issued by the IASB. These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on May 15, 2023.

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These condensed consolidated interim financial statements of fiscal 2023 comprise the financial statements of the Company and its wholly owned subsidiaries Electrum Streaming Inc. (“ESI”), DeFi Capital Inc. (“DeFi Capital”), DeFi Holdings (Bermuda) Ltd. (“DeFi Bermuda”), Valour Inc. (Cayman), DeFi Europe AG, Crypto 21 AB and Valour Management Limited. All material intercompany transactions and balances between the Company and its subsidiary have been eliminated on consolidation.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(b)	Basis of consolidation

Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

(c)	Basis of preparation and functional currency

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for Valour Inc., DeFi Capital, and ESI is the Canadian dollar, and the functional currency for DeFi Bermuda, Valour Inc. (Cayman), DeFi Europe AG, Crypto 21 AB and Valour Management Limited is US Dollars.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

●	income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions (continued)

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

(i)	Accounting for digital assets

Among its digital asset holdings, only USDC was classified by the Company as a financial asset. The rest of its digital assets was classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The cost to sell digital assets is nominal. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair Value for is determined by taking the price at 17:30 CET from Kraken, Bitstamp, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the Exchange Trade Products (“ETP”). Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Vomex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

(ii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation technique such as Black Scholes model is used to value these instruments. Refer to Notes 3 and 16 for further details.

(iii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 16 for further details.

(iv)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions (continued)

(v)	Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

(vi)	Contingencies (See Note 20 for details)

(vii)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

(viii)	Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 7 for the discussion regarding impairment of the Company’s non-financial assets.

(ix)	Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(x)	Assessment of transaction as an asset purchase or business combination

Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business. The three elements of a business include inputs, processes and outputs. When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	New and future accounting change

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2023 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following amendments were adopted by the Company on January 1, 2023. The adoption of these amendments had no significant impact on the Company’s financial statements.

IAS 16, Property, Plant and Equipment - The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use.

IFRS 9 – Financial Instruments - The IASB has issued an amendment to IFRS 9 Financial Instruments clarifying which fees to include in the test in assessing whether to derecognize a financial liability. Only those fees paid or received between the borrower and the lender, including fees paid or received by either the entity or the lender on the other’s behalf are included.

3.	Investments, at fair value through profit and loss

At March 31, 2023, the Company’s investment portfolio consisted of one publicly traded investment and eight private investments for a total estimated fair value of $43,863,459 (December 31, 2022 – one publicly traded investment and eight private investments at a total estimated fair value of $43,522,496).

During the three months ended March 31, 2023, the Company had a realized (loss) of ($587) and unrealized gains of $357,353 (March 31, 2022 – realized (loss) of ($12,077)) and an unrealized (loss) of $($24,985)) on private and public investments.

Public Investments

At March 31, 2023, the Company’s one public investment had a total fair value of $3,518.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	of FV
Smart Valor AG		4,550 SDR	$36,139	$3,518	100.0%
Total public investments			$36,139	$3,518	100.0%

At December 31, 2022, the Company’s one public investment had a total fair value of $17,227.

Public Issuer	Note	Security description	Cost	Value	of FV
Smart Valor AG		19,000 SDR	150,908	17,227	100.0%
Total public investments			$150,908	$17,227	100.0%

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss (continued)

Private Investments

At March 31, the Company’s eight private investments had a total fair value of $43,859,941

Private Issuer	Note	Security description	Cost	Estimated Fair Value	of FV
3iQ Corp.		187,007 common shares	$1,122,042	$3,740,140	8.5%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,188,015	5.0%
Earnity Inc.		85,142 preferred shares	130,946	14,979	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	676,717	1.5%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
SEBA Bank AG	(i)	3,906,250 non-voting shares	34,498,750	37,010,000	84.4%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	189,457	0.4%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	40,632	0.1%
Total private investments			$42,016,208	$43,859,941	100.0%

(i)	Investments in related party entities (Note 19)

At December 31, 2022, the Company’s eight private investments had a total fair value of $43,505,269.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	of FV
3iQ Corp.		187,007 common shares	$1,122,042	$3,740,473	8.6%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,189,794	5.0%
Earnity Inc.		85,142 preferred shares	130,946	14,991	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	677,268	1.6%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
SEBA Bank AG	(i)	3,906,250 non-voting shares	34,498,750	36,652,500	84.2%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	189,611	0.4%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	40,632	0.1%
Total private investments			$42,016,208	$43,505,269	100.0%

4.	Amounts receivable

	31-Mar-23	31-Dec-22
Other receivable	$91,099	$67,102

5.	Prepaid expenses

	31-Mar-23	31-Dec-22
Prepaid insurance	$-	$61,065
Prepaid expenses	389,979	503,677
	$389,979	$564,742

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets

As at March 31, 2023, the Company’s digital assets consisted of the below digital currencies, with a fair value of $190,797,112 (December 31, 2022 - $106,635,434). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the price at 17:30 CET from Kraken, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Vomex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com. The Company’s holdings of digital assets consist of the following:

	March 31, 2023		December 31, 2022
	Quantity	$	Quantity	$
Binance Coin	11.0991	4,762	11.1000	3,678
Bitcoin	2,172.8726	83,742,351	2,126.5130	47,498,630
Ethereum	21,461.5486	52,918,077	21,141.7368	34,333,700
Cardano	40,000,404.6881	21,593,473	36,438,339.0800	12,004,332
Polkadot	1,109,176.9436	9,518,153	931,646.4544	5,407,239
Solana	669,287.23	19,174,651	428,280.68	5,537,534
Mobilecoin	2,855.5045	-	2,855.5045	-
Shyft	3,686,018.3904	34,315	3,507,575.4684	37,530
Uniswap	163,542.0602	1,341,452	148,734.0602	1,021,542
USDC		1,683		1,586
USDT		14,121		14,134
Litcoin	5.0000	603	-	-
Doge	12,800.0000	1,292	10,000.0000	914
Cosmos	200.9992	3,044	201.0000	2,531
Avalanche	92,779.6107	2,224,899	48,995.3900	712,745
Matic	891.0000	1,317	890.0000	906
Shiba Inu	-	-	90,000,000.0000	975
Ripple	2,000.0000	1,447	2,000.0000	919
Enjin	243,660.1546	134,239	10,009.9900	3,180
Terra Luna	199,896,558.0000	-	199,195.3600	-
Current		190,709,880		106,582,076
Blocto	260,284.161	8,949	251,424.913	6,737
Maps	285,713.000	-	285,713.000	-
Oxygen	400,000.000	-	400,000.000	-
Boba Network	250,000.00	-	250,000.00	-
Saffron.finance	86.21	3,608	86.21	2,345
Clover	310,000.00	15,878	310,000.00	13,216
Sovryn	15,458.95	10,370	15,458.95	2,342
Wilder World	148,810.00	48,369	148,810.00	28,660
Pyth	2,500,000.00	-	2,500,000.00	-
Volmex	2,925,878.0000	58	2,925,878.0000	58
Long-Term		87,232		53,358
Total Digital Assets		190,797,112		106,635,434

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets (continued)

The continuity of digital assets for the three months ended March 31, 2023 and year ended December 31, 2022:

	March 31, 2023	December 31, 2022
Opening balance	$106,635,434	$370,053,740
Digital assets acquired	90,978,084	231,392,840
Digital assets disposed	(77,173,457)	(191,092,048)
Realized (loss) on digital assets	(12,013,224)	(47,595,430)
Digital assets earned from staking, lending and fees	787,490	5,955,456
Net change in unrealized gains and losses on digital assets	82,787,051	(275,739,651)
Foregin exchange (loss) gain	(1,204,266)	13,660,527
	$190,797,112	$106,635,434

In the normal course of business, the Company enters into open-ended staking and lending arrangements with certain financial institutions, whereby the Company stakes and loans certain digital assets in exchange for interest income payable in the underlying digital asset loaned or staked. The Company can demand the repayment of the loans and accrued interest can be terminated within 5 days notice and staked coins can be returned on a 1 days notice. The digital assets staked and loaned are included in the balance above.

Digital Assets loaned

As of March 31, 2023, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 0.5% to 9.7% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2022, the Company had no digital assets loaned with certain financial institutions.

As of March 31, 2023, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital on loan:
Bitcoin	500.0000	19,269,963	34%
Ethereum	5,000.0000	12,328,579	22%
Polkdot	973,835.0000	8,356,746	15%
Solana	547,441.0000	15,683,835	28%
Avalanche	45,009.0000	1,079,337	2%
Total	1,571,785.0000	56,718,460	100%

As of March 31, 2023, the digital assets on loan by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Value	Fair Value Share
Digital on loan:
Counterparty A	1.07% to 4.49%	500.0000	$19,269,963	34%
Counterparty B	0.5% to 9.7%	1,571,285.0000	37,448,497	66%
Total		1,571,785.0000	$56,718,460	100%

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets (continued)

As of March 31, 2023, digital assets loan were concentrated with counterparties as follows:

	Geography	March 31, 2023
Digital on loan:
Counterparty A	United States	34%
Counterparty B	Cayman Islands	66%
Total		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of March 31, 2023 and December 31, 2022, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

Digital Assets Staked

As of March 31, 2023, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 3% to 5% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of December 31, 2022, the Company had no digital assets skated with certain financial institutions.

As of March 31, 2023, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Digital on staked:
Ethereum	10.0000	24,657	0%
Cardano	36,201,005.6550	19,542,438	100%
Total	36,201,015.6550	19,567,096	100%

As of March 31, 2023, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value	Fair Value Share
Digital on staked:
Counterparty B	3% to 5%	10.0000	$24,657	0%
Counterparty C	2.90%	36,201,005.6550	19,542,438	100%
Total		36,201,015.6550	$19,567,096	100%

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets (continued)

As of March 31, 2023, digital assets staked were concentrated with counterparties as follows:

	Geography	March 31, 2023
Digital on staked:
Counterparty B	Cayman Islands	0%
Counterparty C	Switzerland	100%
Total		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. The Company limits these risks by placing its digital assets staked with open term durations without lockups as a standard for all staking arrangements. The Company also places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of March 31, 2023 and December 31, 2022, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes to meets the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

7.	Intangibles and goodwill

Cost	Brand Name	Total
Balance, December 31, 2022 and March 31, 2023	$42,789,968	$42,789,968

Accumulated Amortization	Brand Name	Total
Balance, December 31, 2021	$(21,065,981)	$(21,065,981)
Amortization	(2,277,443)	(2,277,443)
Impairment loss	(13,865,356)	(13,865,356)
Balance, December 31, 2022	$(37,208,780)	$(37,208,780)
Amortization	(509,575)	(509,575)
Balance, March 31, 2023	$(37,718,355)	$(37,718,355)
Balance, December 31, 2022	$5,581,188	$5,581,188
Balance, March 31, 2023	$5,071,613	$5,071,613

8.	Accounts payable and accrued liabilities

	31-Mar-23	31-Dec-22
Corporate payables	$6,658,924	$5,747,151
Related party payable (Note 19)	604,225	75,228
	$7,263,149	$5,822,379

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

9.	Loans payable

On January 14, 2022 and January 17, 2022, the Company entered into various loans with a digital asset liquidity provider totaling $46,235,200 (US$37,000,000). On April 4, 2022, the Company entered into a loan with a second digital asset provider for US$5,500,000. In April 2022, the Company partially repaid of one of the loans of $3,500,000, while the remainder of these loans have since been rolled and continue to be outstanding. The Company has spread the loans among two different digital asset liquidity providers to reduce single entity concentration and be able to obtain more competitive rates. As of March 31, 2023, the loan principal of $52,778,700 (US$39,000,000) (December 31, 2022 - $52,778,700 (US$39,000,000)) was outstanding. The loans mature on June 11, 2023 and have interest rates ranging from 3.6% to 4.5%. The extended loans are secured with 1223.404952 BTC and 11,833.365522 ETH.

One of Company’s loans payable is held with Genesis Global Capital LLC (“Genesis”). On January 20, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The next court hearing is scheduled for March 30, 2023. The Company’s loan with Genesis is an open term loan. The Genesis loan payable is US$6,000,000 and secured with 475 BTC. As at March 31, 2023, the value of the 475 BTC was US$13,527,278 and potential loan loss exposure is US$6,878,295.

On February 3, 2023, the Company entered into a loan agreement with Ridgeside Capital Inc. for an unsecured loan of $260,000 The principal and interest is due on or before August 2, 2023. As of March 31, 2023, the loan principal of $260,000 plus accrued interest of $3,590 was outstanding. A former director of the Company, is also a director of Ridgeside Capital Inc.

On March 23, 2023, the Company entered into a loan agreement with an institutional investment firm that specializes in long-term asset backed financing for secured loan of $4,101,300 (US$3,000,001). The loan is secured by 158.2614 BTC. The Company paid a 1% origination fee to the lender. The Principal is due eighteen months from the closing date. Interest payments of US$24,375 are due quarterly with the first payment due on June 23, 2023. As of March 31, 2023, the loan principal of $4,059,901 (US$3,000,001) was outstanding.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

10.	ETP holders payable

The fair market value of the Company’s ETPs as at March 31, 2023 and December 31, 2022 were as follows:

	March 31, 2023 $	December 31, 2022 $
BTC Zero EUR	7,120,476	3,063,222
BTC Zero SEK	76,602,098	44,379,551
ETH Zero EUR	835,071	120,319
ETH Zero SEK	52,340,685	33,841,456
Polkadot EUR	1,124	56
Polkadot SEK	9,530,811	5,312,625
Cardano EUR	2,216	1,308
Cardano SEK	21,817,500	11,833,732
UNI EUR	107,754	86,714
UNI SEK	1,231,501	891,459
BNB ETP - EUR	563	-
Solana EUR	118,168	12,010
Solana SEK	18,841,147	5,494,963
Cosmos EUR	1,199	185
Valour Digital Asset Basket 10 EUR	2,031	790
Valour BTC Carbon Neutral EUR	4,823	1,107
Avalanche EUR	3,868	697,454
Avalanche SEK	2,201,452	872
Enjin EUR	132,996	2,804
	190,895,482	105,740,627

The Company’s ETP certificates are unsecured and trade on the Nordic Growth Market “(NGM”) and / or Germany Borse Frankfurt Zertifikate AG. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is always to hedge 100% of the market risk by holding the underlying digital asset. Hedging is done continuously and in direct correspondence to the issuance of certificates to investors.

11.	Realized and net change in unrealized gains and (losses) on digital assets

	31-Mar-23	31-Mar-22
Realized gains / (loss) on digital assets	$(12,013,225)	$(16,943,686)
Unrealized gains / (loss) on digital assets	82,787,053	(30,640,042)
	$70,773,827	$(47,583,728)

12.	Realized and net change in unrealized gains and (losses) on ETP payables

	31-Mar-23	31-Mar-22
Realized gains / (loss) on ETPs	$27,677,678	$37,753,703
Unrealized gains / (loss) on ETPs	(103,191,170)	9,202,970
	$(75,513,491)	$46,956,673

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

13.	Expenses by nature

	Three months ended March 31,
	2023	2022
Management and consulting fees	$1,089,615	$1,871,715
Travel and promotion	117,293	955,035
Office and rent	628,628	454,904
Accounting and legal	213,526	305,936
Regulatory and transfer agent	67,407	82,879
	$2,116,469	$3,670,469

14.	Share Capital

a)	As at March 31, 2023 and December 31, 2022, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non-retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2021	211,102,552	$163,265,466
Private placement financings	7,736,865	1,384,009
Share issuance costs allocated to shares		(14,490)
Share issuance costs allocated to warrants		(1,587)
Shares issued for debt settlement	138,767	296,160
Warrants exercised	3,714,917	647,284
Grant date fair value on warrants exercised		136,447
Options exercised	500,000	45,000
Grant date fair value on options exercised	-	39,600
DSU exercised	4,377,500	3,561,550
Grant date fair value on DSU excercised		3,535,000
NCIB	(8,560,100)	(6,743,037)
Balance, December 31, 2022	219,010,501	$166,151,401
DSU exercised	500,000	70,000
Grant date fair value on DSU excercised		37,500
Balance, March 31, 2023	219,510,501	$166,258,901

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

14.	Share Capital (continued)

c)	Normal Course Issuer Bid (“NCIB”)

On April 9, 2022, the Company extended its NCIB to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platform. The NCIB was originally launched on April 13, 2021 and was set to expire on April 8, 2022. Under the terms of the NCIB, the company may, if considered advisable, purchase its common shares in open-market transactions through the facilities of the exchange and/or other Canadian alternative trading platforms not to exceed up to 10 per cent of the public float for the common shares as of April 8, 2022, or 20,359,513 common shares, purchased in aggregate. The price that the company will pay for the common shares shall be the prevailing market price at the time of purchase and all purchased common shares will be cancelled by the company. In accordance with exchange rules, daily purchases (other than pursuant to a block purchase exception) on the exchange under the NCIB cannot exceed 25 per cent of the average daily trading volume on the exchange as measured from November 8, 2021, to April 8, 2022. The NCIB will be extended until April 7, 2023, or to such earlier date as the NCIB is complete.

During the three months ended March 31, 2023, the Company purchased and cancelled no shares (December 31, 2022 – purchased and cancelled 8,560,100 shares at an average price of $1.54).

15.	Share-based payments reserves

Stock options, DSUs and Warrants

	Options			DSU		Warrants
	Number of	Weighted average exercise	Value of	Number of	Value of	Number of	Weighted average exercise	Value of	Total
	Options	prices	options	DSU	DSU	warrants	prices	warrants	Value
December 31, 2021	20,308,100	$1.27	$18,260,128	$8,625,000	$7,051,948	19,432,810	$0.20	$585,986	$25,898,062
Granted	5,300,000	1.02	7,274,617	6,500,000	8,614,838	4,055,926	0.04	171,926	16,061,381
Exercised	(500,000)	0.09	(39,600)	(2,000,000)	(7,096,550)	(3,714,917)	0.17	(136,447)	(7,272,597)
Expired / cancelled	(7,330,600)	0.50	(5,150,380)	(6,755,000)	(1,593,130)	(3,033,333)	0.01	(33,352)	(6,776,862)
December 31, 2022	17,777,500	$1.27	20,344,765	6,370,000	$6,977,106	16,740,486	$0.20	$588,113	$27,909,984
Granted	-	1.34	189,449	1,000,000	751,837	-	-	-	941,286
Exercised	-	-	-	(500,000)	(107,500)	-	-	-	(107,500)
Expired / cancelled	(1,200,000)	1.11	(1,468,560)	-	-	(12,684,560)	0.03	(423,261)	(1,891,821)
March 31, 2023	16,577,500	$1.36	$19,065,654	6,870,000	$7,621,443	4,055,926	$0.30	$164,852	$26,851,949

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The Company recorded $189,449 (three months ended March 31, 2022 - $3,642,276) of share-based payments during the three months ended March 31, 2023.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

15.	Share-based payments reserves (continued)

The following share-based payment arrangements were in existence at March 31, 2023:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
542,500	542,500	16-Nov-20	16-Nov-25	$0.09	42,966	$0.09	138.70%	5	0%	0.46%
500,000	500,000	24-Feb-21	24-Feb-26	$1.58	1,149,500	$2.55	147.00%	5	0%	0.73%
1,000,000	1,000,000	22-Mar-21	22-Mar-26	$1.58	1,906,500	$2.12	145.70%	5	0%	0.99%
2,410,000	2,410,000	09-Apr-21	09-Apr-26	$1.58	3,852,626	$1.78	145.20%	5	0%	0.95%
3,200,000	3,200,000	18-May-21	18-May-26	$1.22	3,600,640	$1.25	145.60%	5	0%	0.95%
1,000,000	500,000	18-May-21	18-May-26	$1.22	1,125,200	$1.25	145.60%	5	0%	0.95%
750,000	750,000	25-May-21	25-May-26	$1.11	747,900	$1.11	145.50%	5	0%	0.86%
1,200,000	1,200,000	25-May-21	25-May-26	$1.11	1,196,640	$1.11	145.50%	5	0%	0.86%
1,150,000	1,150,000	13-Aug-21	13-Aug-26	$1.58	1,461,305	$1.43	143.70%	5	0%	0.84%
750,000	750,000	21-Sep-21	21-Sep-26	$1.70	1,141,125	$1.70	144.00%	5	0%	0.85%
250,000	250,000	13-Oct-21	13-Oct-26	$2.10	470,375	$2.10	144.00%	5	0%	1.27%
500,000	500,000	09-Nov-21	09-Nov-26	$3.92	1,758,050	$3.92	144.30%	5	0%	1.37%
425,000	425,000	31-Dec-21	31-Dec-26	$3.11	1,187,493	$3.11	145.00%	5	0%	1.25%
500,000	500,000	09-May-22	09-May-27	$2.00	591,950	$1.34	146.00%	5	0%	2.76%
500,000	250,000	20-May-22	20-May-27	$1.00	334,300	$0.75	146.80%	5	0%	2.70%
400,000	100,000	21-Jul-22	21-Jul-27 $	$0.80	195,640	$0.50	147.50%	5	0%	3.00%
500,000	-	17-Oct-22	17-Oct-27	$0.17	73,350	$0.17	149.50%	5	0%	3.60%
1,000,000	-	19-Oct-22	19-Oct-27	$0.17	150,800	$0.17	149.40%	5	0%	3.71%
16,577,500	14,027,500				20,986,360

The weighted average remaining contractual life of the options exercisable at March 31, 2023 was 3.4 years (December 31, 2022 – 3.5 years).

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

15.	Share-based payments reserves (continued)

Warrants

As at March 31, 2023, the Company had share purchase warrants outstanding as follows:

	Number outstanding &	Grant	Expiry	Exercise	Fair value at grant	Grant date share	Expected	Expected life	Expected dividend	Risk-free interest
	exercisable	date	date	price	date	price	volatility	(yrs)	yield	rate
Warrants	3,537,433	14-Nov-22	14-Nov-24	$0.30	153,355	$0.17	69.4%	2	0%	3.87%
Warrants	187,493	14-Nov-22	14-Nov-24	$0.30	6,975	$0.17	69.4%	2	0%	3.87%
Warrants	331,000	29-Nov-22	29-Nov-24	$0.30	13,183	$0.18	64.4%	2	0%	3.95%
Warrant issue costs					(8,661)
	4,055,926				164,852

Deferred Share Units Plan (DSUs)

On August 15, 2021, the Company adopted the DSUs plan. Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant.

On February 1, 2023 the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $107,500 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On February 1, 2023 the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $107,500 and vest immediately.

The Company recorded $751,837 in share-based compensation during the three months ended March 31, 2023 (three months ended March 31, 2022 - $5,082,632).

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments

Financial assets and financial liabilities as at March 31, 2023 and December 31, 2022 are as follows:

	Asset / (liabilities) at amortized cost	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2022
Cash	$4,906,165	$-	$4,906,165
Amounts receivable	67,102	-	67,102
Public investments	-	17,227	17,227
Private investments	-	43,505,269	43,505,269
USDC	-	1,586	1,586
Accounts payable and accrued liabilities	(5,822,379)	-	(5,822,379)
Loan payable	(52,821,600)	-	(52,821,600)
ETP holders payable	-	(105,740,627)	(105,740,627)
March 31, 2023
Cash	$4,402,692	$-	$4,402,692
Amounts receivable	91,099	-	91,099
Public investments	-	3,518	3,518
Private investments	-	43,859,941	43,859,941
USDC	-	1,683	1,683
Accounts payable and accrued liabilities	(7,263,149)	-	(7,263,149)
Loan payable	(57,102,191)	-	(57,102,191)
ETP holders payable	-	(190,895,482)	(190,895,482)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments (continued)

Liquidity risk (continued)

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at March 31, 2023, the Company had current assets of $195,597,168 (December 31, 2022 - $112,137,312) to settle current liabilities of $255,260,822 (December 31, 2022 - $164,384,606).

The following table shows the Company’s source of liquidity by assets / (liabilities) as at March 31, 2023 and December 31, 2023

	December 31, 2022
	Total	Less than 1 year	1-3 years
Cash	$4,906,165	$4,906,165	$-
Amounts receivable	67,102	67,102	-
Public investments	17,227	17,227	-
Prepaid expenses	564,742	564,742	-
Digital assets	106,635,434	106,582,076	53,358
Private investments	43,505,269	-	43,505,269
Accounts payable and accrued liabilities	(5,822,379)	(5,822,379)	-
Loan payable	(52,821,600)	(52,821,600)	-
ETP holders payable	(105,740,627)	(105,740,627)	-
Lease liabilities	(1,709,911)	-	(1,709,911)
Total assets / (liabilities) - December 31, 2022	$(10,398,578)	$(52,247,294)	$41,848,716

	March 31, 2023
	Total	Less than 1 year	1-3 years
Cash	$4,402,692	$4,402,692	$-
Amounts receivable	91,099	91,099	-
Public investments	3,518	3,518	-
Prepaid expenses	389,979	389,979	-
Digital assets	190,797,112	190,709,880	87,232
Private investments	43,859,941	-	43,859,941
Accounts payable and accrued liabilities	(7,263,149)	(7,263,149)	-
Loans payable	(57,102,191)	(57,102,191)	-
ETP holders payable	(190,895,482)	(190,895,482)	-
Total assets / (liabilities) - March 31, 2023	$(15,716,481)	$(59,663,654)	$43,947,173

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments (continued)

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At March 31, 2023, two investments made up approximately 14% (December 31, 2022 – two investment of 19.1%) of the total assets of the Company.

For the three months ended March 31, 2023, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $4.1 million, or $0.02 per share.

For the year ended December 31, 2022, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $4.0 million, or $0.02 per share.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at March 31, 2023, a 1% change in interest rates could result in $44,027 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at March 31, 2023 and December 31, 2022, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

	March 31, 2023
	United States Dollars	British Pound	Swiss Franc	European Euro
Cash	$4,398,027	$-	$-	$-
Receivables	82,217	-	-	-
Private investments	3,109,801	-	37,010,000	-
Prepaid investment	376,616	-	-	-
Digital assets	190,797,112	-	-	-
Accounts payable and accrued liabilities	(3,696,854)	(73,976)	(59,790)	(22,062)
Loan payable	(57,365,781)
ETP holders payable	(190,895,482)	-	-	-
Net assets (liabilities)	$(53,194,345)	$(73,976)	$36,950,210	$(22,062)

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments (continued)

(c)	Currency risk (continued)

	December 31, 2022
	United States Dollars	British Pound	Swiss Franc	European Euro
Cash	$4,742,001	$-	$-	$-
Receivables	67,103	-	-	-
Private investments	6,852,769	-	36,652,500	-
Prepaid investment	551,379	-	-	-
Digital assets	106,635,434	-	-	136,189
Accounts payable and accrued liabilities	(2,649,621)	(72,189)	(23,685)	(21,687)
Loan payable	(52,821,600)
ETP holders payable	(105,740,627)	-	-	-
Net assets (liabilities)	$(42,363,163)	$(72,189)	$36,628,815	$114,502

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of March 31, 2023 would result in an estimated increase (decrease) in net income of approximately $1,628,000 (December 31, 2022 - $562,800).

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments (continued)

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2022 financial statements.

iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at March 31, 2023 and December 31, 2022.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique - observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$3,518	$-	$-	$3,518
Privately traded invesments	-	-	43,859,941	43,859,941
Digital assets	-	1,683	-	1,683
March 31, 2023	$3,518	$1,683	$43,859,941	$43,865,141
Publicly traded investments	$17,227	$-	$-	$17,227
Privately traded invesments	-	-	43,505,269	43,505,269
Digital assets	-	1,586	-	1,586
December 31, 2022	$17,227	$1,586	$43,505,269	$43,524,082

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended March 31, 2023 and December 31, 2022. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss

Investments, fair value for the period ended	March 31, 2023	December 31, 2022
Balance, beginning of period	$1,586	$4,063
Purchases	97	-
Disposal	-	(2,477)
Balance, end of period	$1,683	$1,586

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended March 31, 2023 and December 31, 2022. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments (continued)

Fair value of financial instruments (continued)

Investments, fair value for the period ended	March 31, 2023	December 31, 2022
Balance, beginning of period	$43,505,269	$10,257,760
Purchases	-	34,498,750
Unrealized gain/(loss) net	354,672	(1,251,241)
Balance, end of period	$43,859,941	$43,505,269

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at March 31, 2023 and December 31, 2022.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$3,740,140	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,188,015	Recent financing	Marketability of shares	0% discount
Earnity	14,979	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	676,717	Recent financing	Marketability of shares	0% discount
SEBA Bank AG	37,010,000	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	189,457	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	40,632	Recent financing	Marketability of shares	0% discount
March 31, 2023	$43,859,941

3iQ Corp.	$3,740,473	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,189,794	Recent financing	Marketability of shares	0% discount
Earnity	14,991	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	677,268	Recent financing	Marketability of shares	0% discount
SEBA Bank AG	36,652,500	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	189,611	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	40,632	Recent financing	Marketability of shares	0% discount
December 31, 2022	$43,505,269

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments (continued)

Fair value of financial instruments (continued)

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. As at March 31, 2023, the valuation of 3iQ was based on the February 2022 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2023. As at March 31, 2023, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $374,014 (December 31, 2022 - $374,047) change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non-arms length party of the Company. As at March 31, 2023, the valuation of BPC was based on the August 2022 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2023. As at March 31, 2023, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $218,802 (December 31, 2022 - $218,979) change in the carrying amount.

Earnity Inc. (“Earnity”)

On April 13, 2021, the Company subscribed US$40,000 ($50,076) to acquire certain rights to certain future equity of Earnity (see Note 3). As at March 31, 2023, the valuation of Earnity was based on the December 2022 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2023, a +/- 10% change in the fair value of Earnity will result in a corresponding +/- $1,498 (December 31, 2022 - $1,499) change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at March 31, 2023, the valuation of LTC was based on the December 2021 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2023. As at March 31, 2023. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $67,672 (December 31, 2022 - $67,727) change in the carrying amount.

SDK:Meta LLC

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company valuing the investment at $3,420,000. During 2022, the Company impaired its investment in SDK:Meta LLC as they were unsuccessful in raising additional funds to continue to advance the company. As at March 31, 2023, the valuation of SDK:Meta LLC was $Nil (March 31, 2022 - $3,420,000). Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at March 31, 2023, a +/- 10% change in the fair value of SDK:Meta LLC will result in a corresponding +/- 0 (December 31, 2022 - $0) change in the carrying amount.

SEBA Bank AG (“SEBA”)

On January 14, 2022, the Company invested $34,498,750 to acquire 3,906,250 non-votes shares of SEBA. As at March 31, 2023, the valuation of SEBA was based on the 2022 secondary trades which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2023. As at March 31, 2023, a +/- 10% change in the fair value of SEBA will result in a corresponding +/- $3,701,000 (December 31, 2022 +/- $3,665,250) change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. On October 29, 2021, the Company rights were converted into 16,354 series A preferred shares. As at March 31, 2023, the valuation of STL was based on the October 2021 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2023. As at March 31, 2023, a +/- 10% change in the fair value of STL will result in a corresponding +/- $18,946 (December 31, 2022 - $18,961) change in the carrying amount.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments (continued)

Fair value of financial instruments (continued)

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at March 31, 2023, the valuation of VLC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2023. As at March 31, 2023. a +/- 10% change in the fair value of VLC will result in a corresponding +/- $4,063 (December 31, 2022 - $4,063) change in the carrying amount.

17.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

17.	Digital asset risk (continued)

(c)	Digital currency risk factors: Political, regulatory risk in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

18.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the three months ended March 31, 2023.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

19.	Related party disclosures

a)	The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity interest
DeFi Capital Inc.	100
DeFi Holdings (Bermuda) Ltd.	100
Electrum Streaming Inc.	100
Valour Inc. (Cayman)	100
DeFi Europe AG	100
Crypto 21 AB	100
Valour Management Limited	100

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the three months ended March 31, 2023 and 2022 were as follows:

	Three months ended March 31,
	2023	2022
Short-term benefits	$292,593	$735,000
Shared-based payments	134,971	2,837,580
	$427,564	$3,572,580

As at March 31, 2023, the Company had $604,225 (December 31, 2022 - $296,084) owing to its current key management, and $356,340 (December 31, 2022 - $356,340) owing to its former key management. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.

c)	During the three months ended March 31, 2023 and 2022, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Three months ended March 31,
	2023	2022
2227929 Ontario Inc.	$30,000	$30,000
**Excl. HST & incl. bonus	$30,000	$30,000

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at March 31, 2023 the Company had a payable balance of $124,300 (December 31, 2022 - $90,400) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former director and former officer of the Company, is also a director of 2227929 Ontario Inc.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

19.	Related party disclosures (continued)

The Company incurred $23,338 (2022 - $20,915) in legal fees to a firm in which a director of the Company is a partner. Included in accounts payable and accrued liabilities were legal expenses of $58,097 (December 31, 2022 – $24,759) incurred in the ordinary course of business at a law firm where a director of the company is a Partner.

Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($73,976) (December 31, 2022 - $72,189) expenses owed to Vik Pathak, a former director and officer of the Company.

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of March 31, 2023 and December 31, 2022.

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.	Officer (Ryan Ptolemy) of Investee	$2,188,015
SEBA Bank AG	Director (Olivier Roussy Newton) of investee	37,010,000
Total investment - March 31, 2023		$39,198,015

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.*	Officer (Ryan Ptolemy) of Investee	$2,189,794
SEBA Bank AG	Director (Olivier Roussy Newton) of investee	36,652,500
Total investment - December 31, 2022		$38,842,294

The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at March 31, 2023,

Valour Inc. (Cayman) holds 4,000,000 common shares of the Company.

20.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $2,098,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $902,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

In November 2021, the Company received a notice of application from two individuals seeking the enforceability of certain incentive stock option agreements between the respective individual and the Company and an additional $500,000 in punitive damages per individual. On November 8, 2022, the Superior Court of Justice (the “Court”) issued a ruling that the incentive stock option agreement between the respective individual and Company was enforceable. The Court ruled against any punitive damages. The Company is currently appealing the ruling.

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

21.	Operating segments

Geographical information

The Company operates in Canada where its head office is located and in Bermuda and Cayman Islands where its operating business are located. Cayman Islands operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs. Bermuda operates the Company’s Venture portfolio and node business lines. Information about the Company’s assets by geographical location is detailed below.

March 31, 2023	Canada	Bermuda	Cayman Islands	Total
Cash	39,819	-	4,362,873	4,402,692
Amounts receivable	8,882	-	82,217	91,099
Public investments	-	-	3,518	3,518
Prepaid expenses	38,155	9,290	342,534	389,979
Digital Assets	-	121,546	190,675,566	190,797,112
Property, plant and equipment	-	12,925	4,464	17,389
Other non-current assets	91,862,809	40,599	3,740,173	95,643,581
Total assets	91,949,665	184,360	199,211,345	291,345,370

December 31, 2022	Canada	Bermuda	Cayman Islands	Total
Cash	261,992	-	4,644,173	4,906,165
Amounts receivable	4,155	-	62,947	67,102
Public investments	-	-	17,228	17,228
Prepaid expenses	136,189	2,784	425,769	564,742
Digital Assets	-	144,246	106,491,188	106,635,434
Property, plant and equipment	-	15,543	5,080	20,623
Other non-current assets	92,017,379	40,632	5,657,647	97,715,658
Total assets	92,419,715	203,205	117,304,032	209,926,952

Valour Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

21.	Operating segments (continued)

Information about the Company’s revenues and expenses by subsidiary are detailed below:

For the three months ended March 31, 2023	Valour Inc. (Canada)	DeFi Bermuda	Valour Inc. (Cayman)	Total
Realized and net change in unrealized gains and (losses) on digital assets	-	24,880	70,748,947	70,773,827
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	(75,513,491)	(75,513,491)
Realized (loss) of derivative asset	-	-	-	-
Staking and lending income	-	14	571,799	571,813
Management fees	-	-	215,677	215,677
Node revenue	-	5,821	-	5,821
Realized (loss) on investments, net	-	-	(587)	(587)
Unrealized (loss) on investments, net	355,005	-	2,348	357,353
Interest income	488	-	341	829
Total revenue	355,493	30,715	(3,974,966)	(3,588,758)
Expenses
Operating, general and administration	921,360	13,325	1,181,784	2,116,469
Share based payments	941,286	-	-	941,286
Depreciation - property, plant and equipment	-	2,617	619	3,236
Depreciation - right of use assets	-	-	34,034	34,034
Amortization - intangibles	509,575	-	-	509,575
Finance costs		-	1,286,466	1,286,466
Transaction costs	-	-	232,775	232,775
Foreign exchange (gain) loss	7,116	-	3,345	10,461
Total expenses	2,379,337	15,942	2,739,023	5,134,302
(Loss) income before other item	(2,023,844)	14,772	(6,713,989)	(8,723,060)
Other comprehensive loss
Foreign currency translation (loss) gain	-	(168)	34,057	33,889
Net (loss) income and comprehensive (loss) income for the period	(2,023,844)	14,604	(6,679,932)	(8,689,171)

For the three months ended March 31, 2022	Valour Inc. (Canada)	DeFi Bermuda	Valour Inc. (Cayman)	Total
Realized and net change in unrealized gains and losses on digital assets	-	(966,804)	(46,616,924)	(47,583,728)
Realized and net change in unrealized gains and losses on ETP payables	-	-	46,956,673	46,956,673
Realized loss of derivative asset	-	(587,015)	-	(587,015)
Staking and lending income	-	1,996	2,183,379	2,185,375
Management fees	-	-	571,071	571,071
Node revenue	-	287,548	-	287,548
Realized (loss) on investments, net	-	(12,077)	-	(12,077)
Unrealized (loss) on investments, net	-	(21,743)	(3,242)	(24,985)
Interest income	43	-	28,103	28,146
Total revenue	43	(1,298,095)	3,119,060	1,821,008
Expenses
Operating, general and administration	2,693,822	8,797	967,850	3,670,469
Share based payments	8,724,908	-	-	8,724,908
Depreciation - property, plant and equipment	-	2,617	619	3,236
Depreciation - right of use assets	-	-	5,524	5,524
Amortization - intangibles	589,289	-	-	589,289
Finance costs	-	-	898,358	898,358
Transaction costs	87,128	-	349,721	436,849
Foreign exchange (gain) loss	(89,594)	-	(99,323)	(188,917)
Total expenses	12,005,553	11,414	2,122,749	14,139,716
(Loss) income before other item	(12,005,510)	(1,309,509)	996,311	(12,318,708)
Other comprehensive loss
Foreign currency translation gain	-	(204,662)	(28,645)	(233,307)
Net (loss) income and comprehensive (loss) income for the period	(12,005,510)	(1,514,171)	967,666	(12,552,015)